

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

Calvin D. Smiley, Sr.
Chief Executive Officer
VECTOR 21 HOLDINGS, INC.
9605 W. 49th Ave., #200
Wheat Ridge, CO 80033

>   **Re: VECTOR 21 HOLDINGS, INC.**
>   **Registration Statement on Form 10-12G**
>   **Filed December 15, 2022**
>   **File No. 000-56418**

Dear Calvin D. Smiley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed December 15, 2022

Disposal of MBF Ops., page 2

1. Please update your description of the disposal with the amount and type of outstanding liabilities of MBF Ops. Inc. at the time of divestiture and the value of the 50,000 shares of your common stock issued to MBF Ops, Inc. Please also clearly disclose whether there are any potential risks to the company associated with this disposition of the debt through the sale of MBF Ops. and whether the debt holders could potentially bring claims against the company, notwithstanding the disposition of the assets through the sale of MBF Ops.

Item 1A. Risk Factors, page 8

2. Please revise the risk factors relating to Rule 144 on pages 15 and 16 to clearly reflect that you are currently a shell company and thus Rule 144 is not currently available for resales. We note your page 16 risk factor, "The Rule 144 Resale Exemption is Not Available for

Our Company." However, this risk factor appears to include disclosure addressing whether the issuance of securities in the reorganization and disposal of MBF Ops. was exempt from registration. Please revise or advise as appropriate.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended June 30, 2022 Compared to June 30, 2021, page 21

3.   We note your reference to the "period from March 5, 2021 (Inception) to June 30, 2021" in the discussions of operating results and cash flows on pages 21-23. Please revise to discuss results for the full year. Also revise the table on page 23 to reflect the periods and amounts reported in the Statement of Cash Flows on page F-20.

4.   Please revise to break out the material components of the $39,794 in general and administrative expenses incurred during the year ended June 30, 2022. In this regard, we note that general and administrative expenses increased by $36,084 from the year ended June 30, 2021 to the year ended June 30, 2022. In addition, we note that general and administrative expenses for the next twelve months according to your intended budget are $6,000. Please also revise, as appropriate, to the extent the increase in general and administrative expenses is a material event or uncertainty and to the extent management believes the increase indicates a trend. Refer to Item 303 of Regulation S-K.

Item 5. Directors and Executive Officers, page 27

5.   Please revise your disclosure on pages 30-34 to disclose whether any of these companies registered any offerings under the Securities Act. In addition, please revise to ensure that all prior involvement of your directors and executive officers with blank check companies during the past five years is disclosed. In this regard, we note that your Form 10-12G filed June 1, 2022 disclosed prior involvement with Canning Street Corp., Fuquan International, Annabidiol, Inc., and TPT Strategic, Inc.

Item 7. Certain Relationships and Related Transactions, page 36

6.   Please revise to include disclosure regarding the convertible promissory note with Legacy Technology Holdings Inc. given the affiliation of the company's officers and directors with Legacy.

Item 10. Recent Sales of Unregistered Securities, page 38

7.   Please revise to provide the disclosure required by Item 701 of Regulation S-K for the reverse stock split and the forward stock split. We note your disclosure regarding CFR 229.701. However, it is unclear if such disclosure is intended to apply to the reverse stock split as well. In addition, the disclosure does not provide all of the information required by Item 701. Lastly, we note the disclosure added on page 3 that the reverse and forward stock splits were not sales within Section 2(a)(3) of the Securities Act. Please remove such statements or provide the basis for your determination that these transactions are not

sales. Consider instead whether the exemption under Section 3(a)(9) relating to the exchange of securities would apply to these sales of securities.

8. Please revise to provide the disclosure required by Item 701 of Regulation SK for the issuance of securities in the reorganization and disposal of MBF Ops., as referenced on pages 1-2 and in note one to the financial statements. When viewed together with the disposition, the overall transaction changed the nature of the shareholders' investment, as it removed the debt of Momentum Biofuels, Inc., the predecessor. It appears that the reorganization and the resulting change in the nature of the shareholders' investment would constitute a "sale" under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please provide your analysis with specific facts regarding the reorganization. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

General

9. Please reconcile your disclosure regarding the 50,000 shares of your common stock issued in 2021. In this regard, we note that page 22 and page 38 state that such shares were issued to the company's wholly owned subsidiary. However, the notes to the financial statements on pages F-26 and F-29 state that such shares were issued to the purchaser of MBF Ops., Inc. Please revise or advise as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christen Lambert